

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Alex Genin
President
First Capital International, Inc.
5829 W Sam Houston Pkwy N, Suite 405
Houston, Texas 77041

> **Re: First Capital International, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed November 29, 2021**
> **File No. 000-26271**

Dear Mr. Genin:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

Item 13. Financial Statements and Supplementary Data, page 22

1. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure the requirements are met as of the anticipated date of automatic effectiveness of the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Alex Genin
First Capital International, Inc.
December 10, 2021
Page 2

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert Axelrod, Esq.